

A DAY *in the* LIFE |

2006 annual report

Entravision Communications Corporation is the second largest Spanish-language media company in the United States, with television and radio broadcast properties and outdoor advertising operations clustered in many of the fastest-growing and highest-density major U.S. Hispanic markets. Entravision media reach approximately two-thirds of the 42.7 million U.S. Hispanic population.

Entravision is the largest affiliate group of Univision and owns and/or operates 51 primary television stations, of which 23 are Univision Network affiliates and 18 TeleFutura Network affiliates. In addition, Entravision owns and operates 47 Spanish-language radio stations in 18 U.S. markets, primarily in the Southwest, with large Hispanic populations.

The company's outdoor advertising operations consist of approximately 10,600 outdoor billboard facings in predominantly Hispanic neighborhoods of Los Angeles and New York City, the #1 and #2 Hispanic markets in the United States, respectively, as well as transit advertising in Fresno and Sacramento, California and Tampa, Florida.

Entravision's headquarters are located in Santa Monica, California. The company's stock is traded on The New York Stock Exchange under the symbol "EVC."

financial highlights

IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA	2006	2005	2006 VS 2005 % CHANGE	2004
Net revenue	$ 291,752	$ 280,964	4	$ 259,053
Operating expenses	175,791	172,040	2	162,366
Consolidated adjusted EBITDA	100,081	92,473	8	79,956
Net income (loss)	(134,599)	(9,657)	–	6,164
Net loss per share, basic and diluted	$ (1.27)	$ (0.08)	–	$ (0.09)
Weighted average common shares outstanding, basic and diluted	106,078,486	124,293,792	–	105,758,136

to our fellow stockholders

Our Strategy

Once again, we capitalized on our market-leading television and radio ratings to produce solid year-over-year growth in revenue and cash flow. Our record performance in 2006 is the direct result of the continuing successful execution of our long-term strategy.

We have pursued the singular, driving purpose since the inception of our company to serve the entertainment and information interests of U.S. Hispanics—now the largest minority group in the United States—and thereby to build an attractive, profitable and growing media company on behalf of our stockholders. This strategy continues today.

We have talked in past Letters about the substantial growth of the U.S. Hispanic population, resulting from what many consider the fourth great wave of immigration since the nation's founding. We have documented the enrichment of our national culture by the Hispanic influx and the tremendous gain in overall U.S. Hispanic purchasing power that now fuels an important part of our nation's economy, as well as Entravision's intimate involvement in the growth and success of the U.S. Hispanic community.

Now, with the completion of the privatization of Univision Communications Inc., anticipated in the first half of 2007, Entravision will become the largest publicly held Spanish-language media company in the United States.

We can summarize our long-term business strategy simply: manage and grow our portfolio of high performance media assets in the fastest-growing and most dense Hispanic communities and provide the best possible media experience for our Hispanic audiences.

Our strategic goal is to achieve above-average growth in revenue and earnings and thereby increase investment value for our stockholders. We expect to accomplish this by forging a position as one of the growth leaders in the media industry.

We stated last year "demographics is our destiny." In this annual report, we give you insight into the tactical approach we are employing to fulfill that destiny. In addition, through a photo essay, A Day in the Life of Entravision, we give a face to the people who make our strategy live, breathe and succeed.

Our broadcast properties include some of the most popular and most trusted media in their markets. Furthermore, they represent a valued resource for a rapidly growing roster of national and local advertisers. Every step we take is directed toward expanding and strengthening these positions.

Our Tactics

We seek to build television and radio media clusters in major, fast-growing and high-density U.S. Hispanic markets. Ideally, a cluster will include three elements: a Univision Network television broadcast station, a TeleFutura Network television broadcast station, and multiple radio broadcast stations. In especially high-density Hispanic markets, such as South Texas, we also will add English-language television and radio stations to our clusters.

During 2006, we sold radio properties in markets where we could not economically achieve promising television and radio clusters and redeployed these assets to markets and purposes where we could leverage present and future cluster positions for faster growth.

In the process, we added to our balance sheet strength, improved operating margins, freed resources to initiate a stock repurchase program, and gained the financial flexibility to acquire additional media properties that fit our strategy as they become available.

Sale of Radio Stations

We began 2006 by announcing the completion of the sale of radio stations KBRG-FM and KLOK-AM serving the San Francisco/San Jose, California market to Univision for $90 million in a highly beneficial transaction. Univision paid us with 12.6 million Entravision shares, which we retired, reducing Univision's ownership stake in Entravision to 19.6%.

In November 2006, we announced the completion of the sale of our five Dallas radio stations to Liberman Broadcasting of Dallas, Inc. for an adjusted purchase price of $92.5 million, a highly accretive sale, and previously, in the third quarter, we sold our sole radio asset in Tucson. The Dallas market, like that of San Francisco and Tucson, offered us limited growth opportunities because we could not obtain television and radio clusters consistent with our strategic objectives.

Stock Repurchase

On November 1, Entravision's Board of Directors approved the repurchase of up to $100 million of outstanding common stock. As of March 1, 2007, approximately 1.5 million shares of stock had been repurchased at an average cost of $7.50 per share.

Station Additions

We laid the groundwork in 2006 for further expansion of our television operations by acquiring the rights to operate a full-power station in Colorado Springs/Pueblo, Colorado, the 40th largest Hispanic media market in the United States. We will put our Univision affiliate station on this full-power license and then add a new TeleFutura station on the low-power license that we already owned. This will be the 19th of our 23 Univision markets where we have a television duopoly. We expect the new station to go live in the fourth quarter of 2007 or the first quarter of 2008.

We will launch our second Fox Network English-language television station in Laredo, Texas by the third quarter of 2007. We began operating our first Fox Network affiliate in McAllen, Texas in the fourth quarter of 2005. These steps are consistent with our objective of serving the media needs of Hispanic consumers. In border markets such as South Texas, Hispanics account for more than 85% of the total population. Thus, we now can draw an increasing number of bilingual and English-dominant Hispanic television viewers in these markets. The Fox launches fit well with our Hispanic market cluster strategy. In McAllen, for example, our cluster now consists of Univision, TeleFutura, and Fox television stations and four radio stations.

During 2006, we purchased a permit for a full-power television station to serve Wichita/Hutchinson, Kansas, the 53rd largest U.S. Hispanic market. We plan to begin broadcasting Univision Network content in this market in mid-2008.

We remain open to additional opportunities to acquire television and radio properties and rights in other attractive, fast-growing and high-density Hispanic markets in pursuit of our media cluster strategy.

Case Study – Our Denver Cluster

We can illustrate the success of our cluster strategy in several markets, but Denver makes an especially good case in point. Denver is the 15th largest Hispanic market in the United States but the eighth fastest-growing. The number of Hispanic television households in Denver increased by 50% from 2000 to 2007. Entravision owns/operates a rich media cluster in this market, consisting of Univision and TeleFutura television stations and three radio stations.

Our Univision affiliate is the #1 Spanish-language television station in Denver, and our TeleFutura station is #2. Even though Hispanics account for slightly less than 20% of Denver's population, our Univision affiliate is tied for the #2 position with NBC among all stations in the market regardless of language during prime time from Monday through Friday, according to NSI Nielsen November 2006 Sweep.

The radio part of our Denver cluster has achieved a similar leadership position. A front-page story in the Denver Post in January 2007 told the dramatic story of the climb of our KXPK-FM station to the "number one" in the market, regardless of language.

For the first time in Denver radio history, a Spanish-language station has finished atop the Arbitron ratings. The fall 2006 ratings, released this week, show KXPK 96.5-FM first among listeners ages 18-49 and 25-54, radio's two most- watched listener categories.

In reaching this market-leading position, KXPK-FM showed spectacular growth in some of its audience segments. For example, the station increased its ratings by 126% for the 18-49 age demographic between Fall 2005 and Fall 2006 for its full broadcast schedule, according to Arbitron. Our other radio stations in Denver performed well too. Ratings for our KJMN-FM grew by 100% for this same period for the audience of age 12 and older and our KXMA-AM also grew by 100% for the same age group for the important "morning drive" period, Monday-Friday, 6 am to 10 am.

The performance of our Denver assets is a fitting example of the power of Spanish-language media and of our success of leveraging multiple media outlets with our cluster strategy to serve the fast-growing and economically powerful Hispanic market.

Media Performance Highlights

In the 30 media markets in which we participate, Hispanics have accounted for 100% of the total population growth for Adults 18-34 and 18-49 from 2000 to 2007. Denver is not an isolated example of our success in capitalizing on this population growth. We had the #1 station in 12 of our television markets regardless of language in the November 2006 Nielsen Sweep for Early News for Adults 18-34.

In addition, our television stations were #1 in 11 markets and #1 or #2 in 14 markets in Prime Time for the 18-34 age group regardless of language, beating the ABC, CBS, NBC, Fox, and CW television networks, as well as all Spanish-language competitors. Our ratings for Prime Time for this age demographic across all of our stations grew

27% from the November 2005 Sweep to the November 2006 Sweep.

Early Local News, produced by Entravision in 17 markets and a key part of our local branding efforts, grew by a similar 27% for the same demographic and time period. Ratings for some of our broadcast segments, such as Daytime and Early Fringe, grew by 40% or more.

Two major events in 2006 contributed to our performance for the year. The first was the FIFA World Cup, the most popular sporting event in the world. The World Cup, broadcast during our second and third quarters, produced combined television and radio advertising revenue of $9.2 million. This represents almost a quadrupling of World Cup revenue from 2002, the last time the quadrennial competition was held.

The second special factor influencing performance in 2006 was the U.S. midterm elections, which generated combined television and radio advertising revenue of $5.3 million.

Gains In Advertising and Advertisers

Advertisers increasingly recognize the large and growing economic importance of the U.S. Hispanic market. In the period from 2000 through 2005, Hispanics accounted for one-half of total U.S. population growth, adding approximately 1.4 million people per year to the nation's population. Hispanic population in many markets has reached an economic critical mass, particularly in the younger segment of the market. For example, in the 30 Entravision media markets, Hispanics represented more than 35% of total population among the most valued demographic, ages 18-34.

Furthermore, Hispanic purchasing power in the United States as a whole is growing considerably faster than Hispanic population, almost quadrupling in the last six years and reaching nearly $800 billion in 2006. It is projected to reach $3 trillion by 2025, according to Global Insight. We benefit directly from this massive purchasing power. Studies show, for example, that the most effective way to influence U.S. Hispanic brand loyalty and purchasing decisions is through advertising on Spanish-language media.

Accordingly, in 2006, Entravision continued to add first-time big brand names to our already-impressive roster of television and radio advertisers, including automobile companies such as Hyundai, Infinity, and Lexus, financial services companies such as Coldwell Banker, GMAC Mortgage and JPMorgan Chase, and a wide range of other companies from Hershey's and American Express to Yahoo, Sprint, CVS Pharmacy and Walgreens. In 2006, we added more than 750 new television advertisers that spent at least $10,000 during the year.

Automotive represents our largest category of advertisers, accounting for about 30% of television and 15% of radio advertising. Hispanic media is vital to this industry. U.S. Hispanics accounted for all of the unit increase in U.S. new automobile sales from the third quarter of 2003 to the third quarter of 2006. During this period, Non-Hispanic automobile units declined by six percent while Hispanic units increased by 16%.

Our revenue growth in 2006 also reflected the extension of more national brands from the Top 10 U.S. Hispanic television markets into the Top 11-50, the markets we cover, as well, as from the expansion of companies' national advertising budgets and the growth of our local advertising. In addition, we benefited from the trend of advertisers allocating a greater percentage of their advertising budgets to Spanish-language media. In light of these factors, we continue to monetize our ratings growth with annual increases of roughly 10% in our television and radio advertising rates.

To capture a larger share of total advertising dollars, we have strengthened substantially the capability of our local sales teams. We have invested heavily in data research, training, presentation technology, and increased staffing for our local television and radio sales group. This investment has enabled us to capitalize ever more fully on our growing audience share. In 2006, we achieved our best revenue performance in local television since our company began. Television accounts for about 54% of our total advertising revenue, and local advertising now represents about 51% of our total television revenue.

Financial Results

The gains described above contributed directly to our financial results. For the first time in our history, the company delivered over $100 million in consolidated adjusted EBITDA, the measure of earnings before income taxes, depreciation and amortization. Proforma revenue in 2006 grew by eight percent to $286 million, while proforma consolidated adjusted EBITDA grew by 13% to $98.4 million, our seventh consecutive year of double-digit earnings growth. We have sustained our record of increasing consolidated adjusted EBITDA earnings every year since becoming a public company.

Overall television revenue grew by eight percent to $158.5 million in 2006, fueled by strong World Cup and political advertising and another surge in telecommunications advertising, which rose from our fifth to third-largest advertising category. Proforma radio revenue increased by seven percent, a notable gain in a year in which the industry as a whole was up by only 1%. We experienced growth across most advertising categories.

For the fourth year in a row, our revenue growth significantly outperformed the English-language television and radio media industries, by two percentage points, or one-third, in television and by six percentage points in radio.

Our outdoor division continued its upward momentum of the last two years, with revenue growth of seven percent in 2006.

Expenses were tightly controlled during the year and overall margins increased by one percentage point, which translated into $42.4 million of free cash flow in 2006. Television margins increased by two points and radio margins by one point, while outdoor remained unchanged.

Prospects for 2007

While we will face tough quarter-to-quarter comparisons in 2007 for the second and third quarters, due to the absence of World Cup and political revenue, we are encouraged by our prospects for the full year. We expect excellent performance from each of our three media divisions--television, radio, and outdoor.

Automobiles, our largest advertising category, has come back strongly in the first quarter of 2007 after a weak 2006 fourth quarter. Consumer spending in general appears to be holding up well and we continue to see strength in our major markets. As mentioned earlier, population and purchasing power trends for U.S. Hispanics are highly positive for the foreseeable future, and we continue to position our media assets to capitalize on those trends.

Revenues from major international soccer events scheduled this year, such as Copa América in June and the FIFA Women's World Cup in September will help keep sports-related advertising revenue strong for 2007.

In addition, we are watching an intriguing dynamic in the political arena that we expect to prove beneficial to Entravision over the next two years. With the nation sharply divided on a number of political issues and both major parties fielding multiple strong presidential candidates, we anticipate an extended 2008 presidential election cycle, with significant advertising outlays spilling forward into 2007. We expect Spanish-language television to take a larger share of a bigger political advertising pie. The high ratings of our award-winning local News products greatly enhance our ability to attract political advertising to our stations.

Both political parties began presidential-type advertising in Iowa in January of this year, twelve months ahead of the first event in the 2008 nomination calendar. In addition, the political calendar itself is changing. For example, the Democratic Party has moved Nevada's caucuses to the first week in January, just after the Iowa caucuses, in part to gain an advantage with Hispanic voters.

We are well positioned in Nevada. One of our strongest media clusters is located in Las Vegas, the 15th largest Hispanic market in the nation and the fourth fastest growing. Our television station, KINC-TV is #1 in the market for early news among 18-34 persons, regardless of language. We have Univision and TeleFutura affiliates in Las Vegas, as well as two strong radio stations. In Reno, we have a Univision affiliate and a strong radio station. U.S. citizens of Hispanic ethnicity represented 12.5% of Nevada's eligible voters in 2006, according to the Pew Hispanic Center, and accounted for 12% of voter turnout in the 2006 midterm elections, according to AP exit polls.

In addition, other states where we have strong media positions, most notably California and Texas, are expected to move their primaries up to February 5, 2008, which will increase the importance of these states in the presidential nomination process and similarly spark political advertising that most likely will begin in 2007.

Denver has been selected as the site for the Democratic nomination convention in August 2008. Entravision has a powerful media cluster in Denver, as documented earlier in this Letter. In Colorado, 12.4% of Hispanics were eligible to vote in 2006, an almost identical percentage to that of Nevada.

Also noteworthy, the U.S. Hispanic voting block has become larger and increasingly important to both political parties since the last presidential election. In the 2006 mid-term election, U.S. Hispanic citizens eligible to vote represented an estimated 17.2 million voters, or 8.6% of the electorate, according to the Pew Hispanic Center, up from 13.9 million, or 7.4% in 2000.

In 2006, Entravision participated in extensive public service campaigns for Hispanic voter registration and election turnout initiatives. We plan to increase our public service initiatives in these and other areas, such as health and immigration, at an accelerated rate in 2007 and 2008.

Some measure of the effect of all these factors on Entravision political advertising prospects can be envisioned by looking at the growth of our political advertising revenue over the last presidential election years. In 2000, our political advertising was $1.6 million. By the next presidential political year, 2004, it had increased four fold to $6.8 million. The factors influencing political advertising expenditures in 2007 and 2008 give us an extremely positive outlook for further Entravision growth in this category.

We thank you, our stockholders, for your continued support, and we again thank our employees for another year of outstanding achievement and accomplishment. We look forward to addressing together the substantial opportunities that lie ahead.



Walter F. Ulloa
Chairman and Chief Executive Officer



Philip C. Wilkinson
President and Chief Operating Officer

April 20, 2007

MARKET	HISPANIC MARKET RANK	CALL LETTERS, CHANNEL[1]	PROGRAMMING
Harlingen-Weslaco-Brownsville-McAllen, Texas	10	KNVO-TV, Channel 48	Univision
		KVTF-CA, Channel 20[2]	TeleFutura
		KFTN-CA, Channel 30	TeleFutura
		KTFV-CA, Channel 32	TeleFutura
		KTIZ-LP, Channel 52	MTV tr3s
		KSFE-LP, Channel 67	MTV tr3s
Albuquerque-Santa Fe, New Mexico	12	KLUZ-TV, Channel 41	Univision
		KTFQ-TV, Channel 14[3]	TeleFutura
		KTFA-LP, Channel 48	Home Shopping Network
San Diego, California	14	KBNT-CA, Channel 17[2]	Univision
		KHAX-LP, Channel 49	Univision
		KTCD-LP, Channel 46	Univision
		KDTF-LP, Channel 36	TeleFutura
Denver-Boulder, Colorado	15	KCEC-TV, Channel 50	Univision
		K43FN, Channel 43	Univision
		KTFD-TV, Channel 14[3]	TeleFutura
		KDVT-LP, Channel 36	Jewelry Television
El Paso, Texas	16	KINT-TV, Channel 26	Univision
		KTFN-TV, Channel 65	TeleFutura
Orlando-Daytona Beach-Melbourne, Florida	17	WVEN-TV, Channel 26	Univision
		W46DB, Channel 46	Univision
		WOTF-TV, Channel 43[3]	TeleFutura
		WVCI-LP, Channel 16	Jewelry Television
Tampa-St. Petersburg (Sarasota), Florida	19	WVEA-TV, Channel 62	Univision
		WFTT-TV, Channel 50[3]	TeleFutura
		WVEA-LP, Channel 46	Home Shopping Network
Washington, D.C.	20	WFDC-TV, Channel 14[3]	Univision
		WMDO-CA, Channel 47[2]	TeleFutura
		WJAL-TV, Channel 68	English-Language
Las Vegas, Nevada	23	KINC-TV, Channel 15	Univision
		KNTL-LP, Channel 47	Univision
		KWWB-LP, Channel 45	Univision
		KELV-LP, Channel 27	TeleFutura
Boston, Massachusetts	24	WUNI-TV, Channel 27	Univision
		WUTF-TV, Channel 66[3]	TeleFutura
Corpus Christi, Texas	26	KORO-TV, Channel 28	Univision
		KCRP-CA, Channel 41[2]	TeleFutura
Hartford-New Haven, Connecticut	30	WUVN-TV, Channel 18	Univision
		WUTH-CA, Channel 47[2]	TeleFutura

MARKET	HISPANIC MARKET RANK	CALL LETTERS, CHANNEL[1]	PROGRAMMING
Monterey-Salinas-Santa Cruz, California	33	KSMS-TV, Channel 67	Univision
		KDJT-CA, Channel 33[2]	TeleFutura
Laredo, Texas	34	KLDO-TV, Channel 27	Univision
		KETF-CA, Channel 25[2]	TeleFutura
		KXOF-CA, Channel 39[5]	Fox
Yuma, Arizona-El Centro, California	35	KVYE-TV, Channel 7	Univision
		KAJB-TV, Channel 54[3]	TeleFutura
Palm Springs, California	37	KVER-CA, Channel 4[2]	Univision
		KVES-LP, Channel 28	Univision
		KEVC-CA, Channel 5[2]	TeleFutura
Odessa-Midland, Texas	39	KUPB-TV, Channel 18	Univision
Colorado Springs-Pueblo, Colorado	40	KGHB-CA, Channel 27[2]	Univision
Santa Barbara-Santa Maria-San Luis Obispo, California	45	KPMR-TV, Channel 38	Univision
		K10OG, Channel 10	TeleFutura
		K17GD, Channel 17	TeleFutura
		K28FK, Channel 28	TeleFutura
		K35ER, Channel 35	TeleFutura
		KTSB-LP, Channel 43	TeleFutura
Lubbock, Texas	46	KBZO-LP, Channel 51	Univision
Reno, Nevada	54	KNVV-LP, Channel 41	Univision
		KNCV-LP, Channel 48	Univision
Springfield-Holyoke, Massachusetts	59	WHTX-LP, Channel 43	Univision
San Angelo, Texas	79	KEUS-LP, Channel 31	Univision
		KANG-CA, Channel 41[2]	TeleFutura
Tecate, Baja California, Mexico (San Diego)	—	XDTV-TV, Channel 49[4]	Fox
Tijuana, Mexico (San Diego)	—	XHAS-TV, Channel 33[4]	Telemundo
Matamoros, Tamaulipas, Mexico (Harlingen-Weslaco-Brownsville-McAllen, Texas)	—	XHRIO-TV, Channel 2[4]	Fox

Source Nielsen Media Research 2007 universe estimates.

[1] With the exception of KUPB-TV, Odessa-Midland, Texas, the FCC has granted to each of our owned full-service analog television stations a paired channel to deliver our programming on a digital basis. These paired channel authorizations will remain in place until such time as we are required to operate solely on a digital basis We are currently broadcasting on all of the paired digital stations pursuant to FCC authorizations We are generally undertaking our digital transmissions at their fully authorized levels, except in a few instances where we were subject to installation delays and sought waivers from the FCC Pursuant to a recently enacted statute, we will be required to return our analog authorizations and discontinue analog broadcasting on or before February 17, 2009

[2] "CA" in call letters indicates station is under Class A television service

[3] We run the sales and marketing operations of this station under a marketing and sales arrangement

[4] We hold a minority, limited voting interest (neutral investment) in the entity that directly or indirectly holds the broadcast license for this station. We provide the programming and related services available on this station under a time brokerage arrangement The station retains control of the contents and other broadcast issues.

[5] Expected to launch June 2007

radio station portfolio

HISPANIC MARKET	MARKET RANK	CALL LETTERS	FORMAT
Los Angeles-San Diego-Ventura, California	1	KLYY-FM 97.5 MHz	Cumbia
		KDLD-FM 103.1 MHz	Alternative Rock (English)[1]
		KDLE-FM 103.1 MHz	Alternative Rock (English)[1]
		KSSC-FM 107.1 MHz	Super Estrella[1]
		KSSD-FM 107.1 MHz	Super Estrella[1]
		KSSE-FM 107.1 MHz	Super Estrella[1]
Miami-Ft. Lauderdale-Hollywood, Florida	3	WLQY-AM 1320 kHz	Time Brokered[2]
Houston-Galveston, Texas	4	KGOL-AM 1180 kHz	Time Brokered[2]
Phoenix, Arizona	9	KLNZ-FM 103.5 MHz	Radio Tricolor
		KDVA-FM 106.9 MHz	Super Estrella[1]
		KVVA-FM 107.1 MHz	Super Estrella[1]
		KMIA-AM 710 kHz	ESPN (Spanish)
Harlingen-Weslaco-McAllen, Texas	10	KFRQ-FM 94.5 MHz	Classic Rock (English)
		KKPS-FM 99.5 MHz	Tejano
		KNVO-FM 101.1 MHz	Latin Adult Contemporary
		KVLY-FM 107.9 MHz	Adult Contemporary (English)
Sacramento, California	11	KRCX-FM 99.9 MHz	Radio Tricolor
		KNTY-FM 101.9 MHz	Country (English)
		KBMB-FM 103.5 MHz	Hip Hop (English)
		KXSE-FM 104.3 MHz	Super Estrella
Stockton, California		KMIX-FM 100.9 MHz	Radio Tricolor
		KCVR-AM 1570 kHz	José[1]
Modesto, California		KTSE-FM 97.1 MHz	Super Estrella
		KCVR-FM 98.9 MHz	José[1]
Albuquerque-Santa Fe, New Mexico	12	KRZY-FM 105.9 MHz	Super Estrella
		KRZY-AM 1450 kHz	José
Denver-Boulder, Colorado	15	KJMN-FM 92.1 MHz	Super Estrella
		KXPK-FM 96.5 MHz	Radio Tricolor
		KMXA-AM 1090 kHz	José
Aspen, Colorado		KPVW-FM 107.1 MHz	Radio Tricolor
El Paso, Texas	16	KOFX-FM 92.3 MHz	Oldies (English)
		KINT-FM 93.9 MHz	José
		KYSE-FM 94.7 MHz	Super Estrella
		KSVE-AM 1150 kHz	ESPN (Spanish)
		KHRO-AM 1650 kHz	Talk (English)

HISPANIC MARKET	MARKET RANK	CALL LETTERS	FORMAT
Las Vegas, Nevada	23	KRRN-FM 92.7 MHz	Super Estrella
		KQRT-FM 105.3 MHz	Radio Tricolor
Monterey-Salinas-Santa Cruz, California	33	KLOK-FM 99.5 MHz	Radio Tricolor
		KSES-FM 107.1 MHz	Super Estrella[1]
		KMBX-AM 700 kHz	José
Yuma, Arizona-El Centro, California	35	KSEH-FM 94.5 MHz	Super Estrella
		KMXX-FM 99.3 MHz	Radio Tricolor
		KWST-AM 1430 kHz	Country (English)
Palm Springs, California	37	KLOB-FM 94.7 MHz	Super Estrella
Lubbock, Texas	46	KAIQ-FM 95.5 MHz	Super Estrella
		KBZO-AM 1460 kHz	Radio Tricolor
Reno, Nevada	54	KRNV-FM 102.1 MHz	Radio Tricolor

Market rank source Nielsen Media Research 2007 universe estimates.

(1) Simulcast station

(2) Operated pursuant to a time brokerage arrangement under which we grant to third parties the right to program the station.

geographic distribution



TELEVISION   RADIO   OUTDOOR

officers

Walter F. Ulloa
CHAIRMAN *and* CHIEF EXECUTIVE OFFICER

Philip C. Wilkinson
PRESIDENT *and* CHIEF OPERATING OFFICER

John F. DeLorenzo
EXECUTIVE VICE PRESIDENT *and*
CHIEF FINANCIAL OFFICER

Jeffery A. Liberman
PRESIDENT, RADIO DIVISION

Christopher T. Young
PRESIDENT, OUTDOOR DIVISION

Larry Safir
EXECUTIVE VICE PRESIDENT

directors

Walter F. Ulloa
CHAIRMAN *and* CHIEF EXECUTIVE OFFICER

Philip C. Wilkinson
PRESIDENT *and* CHIEF OPERATING OFFICER

Paul A. Zevnik
PARTNER, MORGAN, LEWIS & BOCKIUS LLP

Darryl B. Thompson
PARTNER, TSG CAPITAL GROUP, L.L.C.

Michael S. Rosen
CO-CHAIRMAN *and* CHIEF EXECUTIVE OFFICER,
CONTEXT CAPITAL MANAGEMENT, LLC

Esteban E. Torres
U.S. REPRESENTATIVE (*ret.*)

Jesse Casso, Jr.
MANAGING MEMBER
CASMAR CAPITAL PARTNERS, LLC

PRESS RELEASE INFORMATION
Press release and other information are available on the internet at Entravision's website at www.entravision.com.

The company's press releases are also available through the corporate offices at (310) 447-3870.

ADDITIONAL INFORMATION
The company files periodic reports with the Securities and Exchange Commission that contain additional information about the company.

ANNUAL REPORT ON FORM 10-K
Entravision's audited consolidated financial statements, and notes thereto, and other information required to be furnished to stockholders are included in Entravision's Annual Report on Form 10-K which is being provided to stockholders with this Annual Report.

FORWARD-LOOKING STATEMENTS
In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Entravision notes that certain statements contained in this Annual Report are forward-looking in nature. Although Entravision believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from expectations. Entravision does not intend to update these forward-looking statements.

COMMON STOCK
Stock Symbol: EVC
Listed: New York Stock Exchange

STOCK TRANSFER AGENT
Mellon Investor Services LLC,
P.O. Box 3315
South Hackensack, New Jersey 07606
(800) 356-2017

TDD for Hearing Impaired: (800) 231-5469

Foreign Stockholders: (201) 329-8660

TDD Foreign Stockholders: (201) 329-8354

Website address: www.melloninvestor.com

CERTIFICATIONS
Walter F. Ulloa and John F. DeLorenzo have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31.1 and 31.2, respectively, of the company's Annual Report on Form 10-K for the year ended December 31, 2006.

As required by The New York Stock Exchange (NYSE), on June 23, 2006 Walter F. Ulloa submitted his annual certification to the NYSE that stated he was not aware of any violation by the company of the NYSE corporate governance listing standards.

ANNUAL MEETING OF STOCKHOLDERS
Thursday, May 31, 2007 at 10:00 a.m.
The Fairmont Miramar Hotel
101 Wilshire Boulevard
Santa Monica, California 90401
310) 576-7777

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles, California 90071
(213) 356-6000



A DAY *in the* LIFE | BOOK TWO




3:00 am
48
4:00



a day in the life of entravision

4:30 a.m., EST. The phone rings in the East Coast home of national television News Director Jorge Friguls–a deadly tornado has just struck central Florida. *5:00 a.m.*, Friguls is in his office coordinating the preparation and broadcast of emergency news bulletins and coverage. *8:15 a.m.*, CST. Our McAllen, Texas news director sends out a television reporting team to cover a police car chase that has just gotten underway as part of a drug interdiction action. *5:15 a.m.*, PST. On the West Coast, our disk jockey and his producer arrive at the KSSE 107.1-FM studio in Los Angeles to listen to a new Paulina Rubio single for the "morning drive" broadcast that begins in 45 minutes. *8:00 a.m.*, PST. One of our billposters in Los Angeles picks up materials he will need to hang new Spanish-language outdoor display sheets for the movie Pursuit of Happyness and the TV show, ESPN Desportes. A typical Entravision day begins!


ORTES


12:00 am
1:00
2:00
www.margarita-in

A new Tejano single is announced at KKPS 99.5-FM just before this popular regional Mexican music fills the morning airwaves in McAllen, Texas

9:00 pm



TV News Director Ernesto Clavijo in Washington, D.C. briefs his anchors on the stories that will run on the 11:00 p.m. news





10:30 a.m., CST. After field lighting and mikes are set, Humberto Garcia, our McAllen, Texas television reporter, does a video report for the early evening news with details of the chase of suspected drug traffickers His cameraman shoots footage for a voice-over of the suspected drug vehicle being pulled out of the Rio Grande River

9:30 a.m., EST. Maria Rosa Lucchini, our Washington reporter, does her "standup" report on the damage from the Maryland house fire for Washington area early news, to be broadcast at 6 00 p m Briefs on both stories will appear on their respective stations throughout the day



a day in the life of entravision

4:30 a.m., EST. The phone rings in the East Coast home of national television News Director Jorge Friguls–a deadly tornado has just struck central Florida. *5:00 a.m.,* Friguls is in his office coordinating the preparation and broadcast of emergency news bulletins and coverage. *8:15 a.m.,* CST. Our McAllen, Texas news director sends out a television reporting team to cover a police car chase that has just gotten underway as part of a drug interdiction action. *5:15 a.m.,* PST. On the West Coast, our disk jockey and his producer arrive at the KSSE 107.1-FM studio in Los Angeles to listen to a new Paulina Rubio single for the "morning drive" broadcast that begins in 45 minutes. *8:00 a.m.,* PST. One of our billposters in Los Angeles picks up materials he will need to hang new Spanish-language outdoor display sheets for the movie Pursuit of Happyness and the TV show, ESPN Desportes. A typical Entravision day begins!



10:00 a.m., PST. One of our Los Angeles disk jockeys, Taly Taly, takes the mike for her upbeat five-hour mid-day radio show, playing pop and rock favorites like Shakira and Jaguares and new bands like Miranda and Reik for young female and male listeners. Also in Los Angeles, Ricardo Hernandez, an outdoor division staff member, reviews ESPN display ads that are due to be mounted that day. In McAllen, a producer works the radio control board for the mid-day show at KKPS 99.5-FM, adeptly inserting commercials, public service announcements and signature sound images that grab listener attention.


12:00 am
1:00
2:00
www.magarita.in

A new Tejano single is announced at KKPS 99.5-FM just before this popular regional Mexican music fills the morning airwaves in McAllen, Texas





11:00 A.M., EST. In Washington, D.C., Maria Rosa Lucchini checks different camera angles for another take of the Maryland fire scene before departing to cover a D.C. press conference, one of her three field assignments for that day. At the same time, her cameraman/editor, Jorge Nuñez, reviews footage on the monitors in the mobile studio to see if any re-shooting is necessary. In McAllen, Joel Segovia, News Technical Director for KNVO TV 48, coordinates a series of public service announcements the station is running that day on children's vaccinations and immigration assistance available in the community





10:30 a.m., CST. After field lighting and mikes are set, Humberto Garcia, our McAllen, Texas television reporter, does a video report for the early evening news with details of the chase of suspected drug traffickers. His cameraman shoots footage for a voice-over of the suspected drug vehicle being pulled out of the Rio Grande River

9:30 a.m., EST. Maria Rosa Lucchini, our Washington reporter, does her "standup" report on the damage from the Maryland house fire for Washington area early news, to be broadcast at 6 00 p m Briefs on both stories will appear on their respective stations throughout the day


2:00
Miriam Martinez prepares for her early evening news weather segment at KNVO-TV in McAllen, Texas



10.00 a.m., PST. One of our Los Angeles disk jockeys, Taly Taly, takes the mike for her upbeat five-hour mid-day radio show, playing pop and rock favorites like Shakira and Jaguares and new bands like Miranda and Reik for young female and male listeners. Also in Los Angeles, Ricardo Hernandez, an outdoor division staff member, reviews ESPN display ads that are due to be mounted that day. In McAllen, a producer works the radio control board for the mid-day show at KKPS 99 5-FM, adeptly inserting commercials, public service announcements and signature sound images that grab listener attention


3:00 pm
4:00
5:00

Classic rock is beamed out to South Texas from our KFRQ 94.5-FM English-language radio station in McAllen, Texas.





11:00 a.m., EST. In Washington, D.C., Maria Rosa Lucchini checks different camera angles for another take of the Maryland fire scene before departing to cover a D.C. press conference, one of her three field assignments for that day. At the same time, her cameraman/editor, Jorge Nuñez, reviews footage on the monitors in the mobile studio to see if any re-shooting is necessary. In McAllen, Joel Segovia, News Technical Director for KNVO TV 48, coordinates a series of public service announcements the station is running that day on children's vaccinations and immigration assistance available in the community.




48

5:15 p.m., EST. A promotions intern, Michelle Robinson, prepares to air a set of commercials on our Los Angeles' alternative station, "Indie" 103 1-FM, while Los Angeles disk jockey Armando "El Jaguar" Martinez is wrapping up his mid-day Radio Tricolor radio show. A few hours earlier at *4:55 p.m.* CST at KNVO-TV in McAllen, our early news anchor reviews her copy moments before going on the air Meanwhile, our Washington TV anchors take a dinner break at *6:30 p.m.*, EST before returning to the studio mid-evening to prepare the 11 00 news.



Miriam Martinez prepares for her early evening news weather segment at KNVO-TV in McAllen, Texas





9 00 p.m., EST. Our TV News Director in Washington, D C., Ernesto Clavijo, holds an editorial meeting with his four anchors to discuss the stories that will run on the 11 00 p m evening news, including a just-received video update and sound bite on the Florida tornado damage He goes over a news segment that will feature a respected local attorney answering viewer questions on immigration questions Weather anchor Carlos Joaquin attaches his miniature lapel microphone for a sound check, while cameraman Jorge Nuñez gets final directions before going live with the broadcast



11:15 p.m., EST. Oscar Burgos, our sports news anchor at WFDC-TV in Washington, D.C., launches into his commentary and video narration of match results for events of keen interest to our viewers, results of regional, national and international soccer, and boxing, basketball and baseball. WFDC-TV has aired the only local Spanish-language late show for news, weather and sports in the D.C. metropolitan area since the program's launch in 1998.

11:48 p.m., EST. The lead news anchors for the late news in Washington, D.C., Mario Sol and Norma Montenegro, give their sign-offs before heading home to sleep and then begin a new day with its fresh news cycle.



Classic rock is beamed out to South Texas from our KFRO 94 5-FM English-language radio station in McAllen, Texas

EL LANZADOR

AÑOS Y 4 VECES

GANADOR



END